FNC

FANCAMP EXPLORATION LTD.

RECEIVED
2008 JUN -4 A 1:29
FICE OF INTE... CORPORATE ...

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z?
Telephone: 604-434-8829 Facsimile: 604-434-8823
Web site: www.fancampexplorationltd.ca

File No. 82-3929

NEWS RELEASE

Fancamp Grants Option On 15 Jointly Held Iron Properties

SUPPL

May 27, 2008

TSX Trading Symbol: FNC
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to announce that it has entered into an option agreement with Champion Minerals Inc.(TSX-V: CHM) ("Champion") on 15 of its 50% held iron properties (50% Sheridan Platinum Group) (the "Vendors"), whereby Champion has the right to acquire up to 65% interest by spending $6,000,000 in staged exploration and development work, making cash payments totaling $1,000,000 and issuing 2,500,000 common shares to the Vendors over a four year period. After earning the 65% interest, Champion will have the option of acquiring an additional 5% interest in any of the retained mineral concessions by completing a positive bankable feasibility study. Champion will be required to make a one time issuance of 500,000 shares on completion of the first bankable feasibility study.

After Champion completes its earn-in, the Vendors and Champion will form a joint venture reflective of their proportionate ownership interests in the property in order to explore and develop the retained mineral concessions. Champion will retain a right-of-first-refusal on any part or all of the Vendors proportionate interest in each of the mineral concessions comprising the property. If the Vendors elect not to fund their proportionate interest, their interest would be diluted. If the Vendors interest falls below 10%, the Vendors will then revert to a 3% NSR royalty subject to a buy back clause at Champion's option to reduce the NSR royalty to 2% by paying $3,000,000. Champion also retains a right-of-first-refusal on the royalty. There is a 10km area of influence around each mineral concession.

The above agreement is subject to regulatory and other approvals

PROCESSED
JUN 09 2008
THOMSON REUTERS

08003024

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172
Web site: www.fancampexplorationltd.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

dlw 6/5

END